December 13, 2019

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:	Schrödinger, Inc.
Draft Registration Statement on Form S-1
Filed October 30, 2019
CIK No. 0001490978

Ladies and Gentlemen:

On behalf of Schrödinger, Inc. (the “Company”), submitted herewith on a confidential basis is Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement referenced above (the “Registration Statement”).

Amendment No. 1 is being submitted in part to respond to comments contained in a letter, dated November 26, 2019 (the “Letter”), from the Staff (the “Staff”) of the Office of Life Sciences of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Ramy Farid, the Company’s President and Chief Executive Officer, relating to the Registration Statement. The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1.

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.	We note your disclosure that all of the top 20 pharmaceutical companies license your solutions. Please quantify the amount of revenues that you received from these companies.

Securities and Exchange Commission

Division of Corporation Finance

December 13, 2019

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 4, 6, 71, 96, 97 and 103 of Amendment No. 1.

2.	Please provide support for your statement that your platform enables discovery of molecules at a lower cost and with a higher likelihood of success.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the statement that the Company’s platform enables discovery of molecules at a lower cost is supported by a number of items disclosed in Amendment No. 1. For example, the Company respectfully advises the Staff that it has disclosed, beginning on pages 3 and 100 of Amendment No. 1, a comparison of the benefits of its computational platform as compared to traditional methods. As described in Amendment No. 1, traditional drug discovery relies upon many rounds of costly and time-consuming manual molecule design, chemical synthesis, and experimental testing. However, the Company’s computational platform allows drug discovery teams to predict critical properties of molecules with a high degree of accuracy without synthesizing molecules and conducting physical laboratory experiments. As a consequence, those engaged in molecular discovery can reduce the amount of costly and time-consuming physical experiments that must be conducted prior to identifying a development candidate, thereby directly reducing drug discovery costs.

In addition, as disclosed on pages 4 and 106 of Amendment No. 1, traditional drug discovery processes are time-consuming and such approaches typically take approximately four to six years to identify a drug development candidate, if successful, according to multiple published industry studies. Based on the Company’s experience with its drug discovery collaborators, it has observed that the typical time to identify a drug development candidate using its computational platform is approximately two to three years. By reducing the amount of time spent identifying a development candidate as compared to traditional methods, the Company believes its computational platform reduces the costs of molecular discovery.

Materials sciences generally rely on the same manual design, synthesis and testing processes used in traditional drug discovery methods, leading to significant costs. The time to bring new materials to the market can be as long as 10 to 20 years, according to multiple industry studies. The Company respectfully advises the Staff that, among other items, the decreased expenses for chemical synthesis, combined with the shortened time frames for molecular discovery, provides it with the basis for making the assertion that its platform enables the discovery of molecules at a lower cost as compared to traditional methods.

In addition, the Company respectfully advises the Staff that the statement that its platform enables discovery of molecules with a greater likelihood of success is also supported by disclosures in Amendment No. 1. As disclosed on pages 3 and 101 of Amendment No. 1,

Securities and Exchange Commission

Division of Corporation Finance

December 13, 2019

the Company’s platform can explicitly evaluate billions of molecules per week, whereas traditionally operated discovery projects only synthesize and evaluate approximately one thousand molecules per year. This significant improvement in the scale of molecules evaluated is possible because these calculations are performed computationally rather than manually by physical experiment. By being able to test such a large number of molecules, the Company’s platform increases the probability that drug discovery teams identify a molecule with a more optimal profile than compared to traditional methods. The Company respectfully advises the Staff that by advancing a drug development candidate beyond the discovery stage with a more optimal profile, the Company believes such candidate will have a higher likelihood of advancing through preclinical and clinical development and ultimately becoming an approved therapeutic. Similarly, by exploring more molecules for materials applications, the Company believes that the molecules selected for advancement have a higher likelihood of success for such applications as discovery teams are able to select those with more of the optimal properties that specific uses require. Finally, in response to the Staff’s comment, the Company has revised the disclosure on pages 1, 4, 69, 96, 97, F-8 and F-39 of Amendment No. 1 to clarify that such statement is a statement of belief.

Our Drug Discovery Business, page 8

3.

Please remove the table on pages 9 and 108. In this regard, it is not appropriate to prominently highlight these programs in your Summary presentation given that you are not responsible for the development of these products and you do not discuss any of these products in the prospectus. In addition, we note that you refer to these programs on your website as “our pipeline.” Please revise your website to clearly indicate that these are not your product candidates and that your share or potential revenues from these product candidates is limited.

Response: The Company respectfully acknowledges the Staff’s comment. The Company believes the table on pages 9 and 108 of Amendment No. 1 is important for an investor’s understanding of the Company’s collaborative programs. The Company respectfully advises the Staff that the identities of its collaborators, the stage of development of each collaboration program and the targeted indications are meaningful to an investor’s understanding of the Company’s business. In particular, as the Company generates revenue from discovery and development milestones that are achieved by its collaborators and has the potential to receive option fees, commercial milestones, and royalties on commercial drug sales, if any, from such collaborators, the Company believes the stage of development of each of its collaborative programs is important to understanding its business and prospects. Moreover, the Company believes that both the quantity and quality of its collaborators provides validation for its physics-based computational approach to drug discovery, as well as its ability to advance its own internal, wholly-owned drug discovery programs.

Securities and Exchange Commission

Division of Corporation Finance

December 13, 2019

In response to the Staff’s comment, the Company has revised the lead-in disclosure to the table on pages 8 and 107 of Amendment No. 1 and has added additional disclosure within the table to clearly indicate that these programs are not owned or controlled by the Company and that the Company’s ability to obtain potential revenues from these programs is both limited and outside of its control. The Company believes that these additional disclosures will make clear to an investor that these collaborative programs are not owned or controlled by the Company, while also providing sufficient information to enable an investor to evaluate the various stages of development and targeted indications for the collaborative programs, which are a significant part of the Company’s business and strategy.

Furthermore, in response to the Staff’s comment, the Company has also revised its website to make clear these product candidates being advanced through development stages are not the Company’s product candidates and that its share or potential revenues from these product candidates is limited.

4.

We note that your table on pages 10 and 100 includes five pre-clinical programs you are exploring and for which you have not initiated IND-enabling studies. As your narrative disclosure only briefly discusses these programs, and they are not otherwise discussed in the Summary section, please explain to us why you believe these programs are sufficiently material to your business to be included in a pipeline table. To the extent you retain any of these programs in the pipeline table, please add columns for the phases of pre-clinical and clinical development that apply to each program and clearly indicate where each program is in the development process.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 112, 113, 114 and 115 of Amendment No. 1 to include additional discussion relating to the Company’s pre-clinical programs. Additionally, the Company respectfully advises the Staff that it believes the programs are appropriate to be included in a pipeline table because they are the Company’s most advanced wholly-owned programs, and the Company’s development of wholly-owned discovery programs is an important part of the Company’s business strategy and will be advanced with a portion of the proceeds from the Company’s initial public offering. Furthermore, in response to the Staff’s comment, the Company has revised the pipeline table on pages 11 and 111 to add columns for the phases of pre-clinical and clinical development that apply to each program and has indicated the stage of development of each program.

Risks Associated with Our Business, page 11

5.	Please include a risk that you do not have any experience in clinical development and have not advanced any product candidates into clinical development.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 12 and 32 of Amendment No. 1.

Securities and Exchange Commission

Division of Corporation Finance

December 13, 2019

Risk Factors Our actual operating results may differ significantly from our guidance, page 51

6.	Please revise the final sentence of this risk factor to eliminate any implication that investors are not entitled to rely on information provided by the company.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 51 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 69

7.	Please quantify the future cash distributions you are eligible to receive from the remaining $600 million of earnouts payable to Nimbus and provide the timing for the potential payments.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 69, 86 and 87 of Amendment No. 1.

Internal Control Over Financial Reporting, page 89

8.

You disclose that Management and your independent accounting firm concluded that a material weakness existed due to a deficiency in the design of entity-level controls that resulted in errors in your financial statements. Please revise your filing to discuss and quantify the specific errors that you identified so that investors can better understand risks associated with your internal control over financial reporting.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 54 and 90 of Amendment No. 1.

Revenue, page 90

9.

You disclose that you have determined that you are the principal in arrangements where you act as a reseller, and therefore recognize revenue on a gross basis. Please describe these arrangements and quantify the revenue recognized on a gross basis. In addition, provide us with a comprehensive analysis regarding how you concluded that you were the principal in the arrangements. Please refer to ASC 606-10-50-12(c) and ASC 606-10-55-36 through 55-40.

Response: The Company respectfully advises the Staff that certain of the Company’s contracts include intellectual property licensed for products, or specific code within products, where the Company was granted the right from a third party to distribute and sublicense the products to end customers. On a contract-by-contract basis, the Company considered ASC 606-10-55-36 through 55-40 and identified the goods or services to be provided to the customer and considered whether the Company has control over the goods before they are transferred to the customer.

Securities and Exchange Commission

Division of Corporation Finance

December 13, 2019

The Company determined that it is the principal in these arrangements under the guidance of ASC 606-10-55-39, as the following criteria have been met:

•

The Company is primarily responsible for fulfilling the promise to provide the good or service to the customer, including the generation and delivery of the necessary license keys directly to the end customers, and providing all post-contract support for the products. Additionally, the ultimate ability of the product to function as expected is the Company’s responsibility.

•

The Company maintains inventory risk, as the Company has the right to market, sublicense and distribute the goods and services, and the Company has control of each good or service before it is transferred to the customer.

•	The Company has discretion in establishing the prices for these goods and services.

The Company recognized revenue of $0.7 million and $1.1 million for contracts in which the Company has determined it is the principal during the years ended December 31, 2017 and 2018, respectively.

In addition, under certain agreements, the Company was granted the right from third parties to distribute and sublicense separate products to end customers, and the Company does not have control over the good or service before they are transferred to the customer. In these arrangements, the Company pays a fixed minimum price and does not have unlimited discretion in setting prices as it does in other contracts. As such, in these arrangements the Company identifies as an agent and records revenue on a net basis. The Company recognized revenue of $0.2 million and $0.1 million for contracts in which the Company has determined it is the agent during the years ended December 31, 2017 and 2018, respectively. In response to the Staff’s comment, as these amounts are immaterial, the Company has determined that no additional disclosures under ASC 606-10-50-12(c) are required.

Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation, page 91

10.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Securities and Exchange Commission

Division of Corporation Finance

December 13, 2019

Response: The Company acknowledges the Staff’s request for an explanation of the reasons for any differences between the recent valuations of the Company’s common shares leading up to the initial public offering and the estimated offering price, once available, and the Company will provide the requested information once it has an estimated offering price range.

Our Drug Discovery Collaborations Collaboration Agreements, page 109

11.

You disclose that in aggregate you are eligible to receive up to approximately $1.4 billion in potential milestones across your current collaborations, including up to approximately $544 million in research funding upon the achievement of specified pre-clinical and clinical milestones and up to approximately $820 million upon the achievement of specified commercial milestones. Please address the following:

•	Disclose any material assumptions factored into the determination of amounts that you are eligible to receive.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 10 and 109 of Amendment No. 1.

•	Revise your filing to include all the disclosures required by ASC 808-10-50-1.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-42 and F-46 of Amendment No. 1.

•

We note from your disclosure on page 91 that since inception to date, you have not recognized any royalty revenue or commercial milestone payments from any of your collaborations. Please discuss when you anticipate that revenue will be recognized from these collaborations and provide an estimate of such amounts.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 10, 92 and 109 of Amendment No. 1.

Business Our Internal, Wholly-Owned Drug Discovery Programs, page 110

12.

You state that you are developing “potent” kinase inhibitors of CDC7 and Wee1. Please remove all statements that present your conclusions regarding the efficacy of your product candidates as this is a determination within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies.

Securities and Exchange Commission

Division of Corporation Finance

December 13, 2019

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 112, 113, 114, 115 and 116 of Amendment No. 1.

General

13.

Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: Other than as included in Amendment No. 1, the Company does not currently intend to include any additional graphics, visuals or photographs. If the Company determines to include any additional graphics, visuals or photographs in the prospectus, the Company will promptly provide such material to the Staff on a supplemental basis for review prior to its inclusion in any preliminary prospectus distributed to prospective investors.

14.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s request and will provide to the Staff on a supplemental basis copies of any written communications, as defined in Rule 405 under the Securities Act of 1933, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act of 1933.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6393 or e-mail at cynthia.mazareas@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Cynthia T. Mazareas

Cynthia T. Mazareas

cc:	Ramy Farid, Schrödinger, Inc.
Joel Lebowitz, Schrödinger, Inc.